Exhibit 3.6

FIRST CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FENDER MUSICAL INSTRUMENTS CORPORATION

Fender Musical Instruments Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) hereby certifies as follows:

FIRST:	The name of the Corporation is Fender Musical Instruments Corporation, and the date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 31, 1985.

SECOND:	This Third Amended and Restated Certificate of Incorporation of the Corporation is hereby amended as follows:

1. The first paragraph of Section A of Article IV is hereby amended to read in its entirety as follows:

The total number of shares of capital stock which the Corporation is authorized to issue is 42,981,232 shares of common stock, $0.01 par value per share (the “common stock”), of which (A) 27,104,056 shares are designated as Common Stock (the “Common Stock”), (B) 8,313,928 shares are designated as Class B Common Stock (the “Class B Common Stock”), and (C) 7,563,248 shares are designated as Class C Common Stock (the “Class C Common Stock”). Effective upon the filing of this Certificate of Incorporation, (i) every one (1) outstanding share of Common Stock shall be split into 98 shares of fully paid and non-assessable Common Stock, (ii) every one (1) outstanding share of Class B Common Stock shall be split into 98 shares of fully paid and non-assessable Class B Common Stock and (iii) every one (1)

outstanding share of Class C Common Stock shall be split into 98 shares of fully paid and non-assessable Class C Common Stock (the “Stock Split”). The Stock Split shall occur without any further action on the part of the Corporation or the holders of the Common Stock, Class B Common Stock or Class C Common Stock and whether or not certificates representing such holders’ shares prior to the Stock Split are surrendered for cancellation. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock, Class B Common Stock or Class C Common Stock outstanding as a result of the Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Stock Split are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

2.      The definition of “Additional Stock” set forth in Section B of Article IV of the Certificate of Incorporation is hereby amended by deleting the reference to 84,836 shares and replacing such number with 8,313,928.

3. The definition of “Equity Incentive Plan” is hereby amended by deleting the references to 84,836 shares and 7,848 shares and replacing such numbers with 8,313,928 and 769,104, respectively.

4. The definition of “Excluded Securities” set forth in Section B of Article IV is hereby amended by deleting the reference to 84,836 shares in subsection (i) and replacing such number with 8,313,928.

THIRD:	This amendment of the Third Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted by both the Corporation’s Board of Directors and its stockholders in accordance with the provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this First Certificate of Amendment of Third Amended and Restated Certificate of Incorporation as of this 6th day of July, 2012.

By:	/s/ Larry E. Thomas
Larry E. Thomas

Chief Executive Officer of Fender Musical Instruments Corporation

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